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EXHIBIT 20.2               THIRD QUARTER 1999 REPORT TO SHAREHOLDERS

                                         THIRD QUARTER REPORT - 1999
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                                         DEAR FELLOW SHAREHOLDERS:

The third quarter of 1999 saw some improvement in the gold spot price. At September 30, 1999, the closing spot price was $299 per ounce as compared to $261 per ounce at June 30, 1999. Since September 30 gold prices have been extremely volatile, reaching highs in excess of $330 per ounce and lows approaching $280 per ounce. At the time of this writing, gold prices are nearing $300 per ounce again.

During the third quarter, the Corporation's consolidated gold produced was 16,567 ounces and consolidated production for the first nine months was 53,839 ounces. Vista now estimates its 1999 annual gold production to be 70,000 ounces.

At the Hycroft mine, gold is being produced from previously mined and inventoried ore and during the current quarter, the mine produced 8,065 ounces. Gold production for the first nine months of 1999 was 33,939 ounces and the Corporation has raised Hycroft's 1999 gold production estimate to 40,000 ounces.

As reported previously, a reconciliation of the Brimstone ore reserve model confirmed that actual gold production exceeded projected gold production by more than 30 percent. After considering the results of the reconciliation, the Board of Directors approved a $400,000 evaluation program, to be completed before the end of 1999. The program, which includes diamond drilling and reverse circulation drilling, is designed to determine if the positive variance can be extended to the remaining Brimstone gold resource. A positive conclusion could add significantly to the Corporation's mineable reserves and allow the Hycroft mine to resume operations at gold prices around $300 per ounce.

Third quarter gold production at the Mineral Ridge mine was 8,502 ounces, an increase of 594 ounces from the previous quarter. Crusher production increased from 220,000 tons in the second quarter of 1999 to nearly 300,000 tons in the third quarter. Operating costs at Mineral Ridge have been at or below plan for the nine months ended September 30, 1999. During the third quarter, mining costs averaged $0.61 per ton mined and crushing costs averaged less than $4.00 per ton. Similarly, processing and mine administration costs were less than plan. However, gold production has not met management's expectations. In part, this was due to mechanical problems in the crushing plant that were incurred in the first half of 1999. Numerous modifications to the plant have been made and crushing throughput in the third quarter was as planned. However, despite these improvements, gold production is still less than plan, and as a result, the 1999 gold production estimate has now been reduced to 32,000 ounces.

Previously, the Corporation had suspended its efforts to finance the Amayapampa project in Bolivia due to depressed gold prices, and as a result, reduced holding costs on the project. Following the recent recovery of gold


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prices, the Corporation has resumed its efforts to arrange financing for the project. The project will require a capital investment of $26 million, and will produce an average of 43,000 ounces of gold per year, at an estimated cash cost of $157 per ounce.

For the three months ended September 30, 1999, the Corporation incurred a net loss of $1.8 million, or $0.02 per share. The loss was primarily due to the lower gold prices, reduced gold production and holding costs for the Corporation's Bolivian property. The Corporation's financial position remains good with $4.9 million in cash and refined gold bullion available for sale at September 30, 1999. Net working capital at September 30, 1999 was $4.8 million.

The past depression in the gold market has been challenging, and although the recent gold price improvement is encouraging, the current gold market remains volatile. Accordingly, the Corporation will continue to conserve its cash, but at the same time advance its development projects in anticipation of higher gold prices. The financing of the Amayapampa project and the completion of the Hycroft restart feasibility study are priorities and are being expedited. Meanwhile, Vista is also actively pursuing potential business combinations and acquisitions that could represent a source of financing and offer growth opportunities for the Corporation.


/S/MIKE B. RICHINGS


Mike B. Richings
President and Chief Executive Officer


November 12, 1999


The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (303) 629-2450 or (888) 629-2450.



(303) 629-2450 -VOICE  370 SEVENTEENTH STREET - SUITE 3000 - DENVER, CO 80202
                              (303) 629-2499 - FAX


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